UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

May 30, 2003

SAP AKTIENGESELLSCHAFT
SYSTEME, ANWENDUNGEN, PRODUKTE IN DER DATENVERARBEITUNG
(Exact name of registrant as specified in its charter)

SAP CORPORATION
SYSTEMS, APPLICATIONS AND PRODUCTS IN DATA PROCESSING
(Translation of registrant’s name into English)

Neurottstrasse 16
69190 Walldorf
Federal Republic of Germany
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]	Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____.

FORM 6-K
EXHIBITS
SIGNATURES
Exhibit 99.1

SAP AKTIENGESELLSCHAFT
SYSTEME, ANWENDUNGEN, PRODUKTE IN DER DATENVERARBEITUNG

FORM 6-K

On May 30, 2003 SAP Aktiengesellschaft Systeme, Anwendungen, Produkte in der Datenverarbeitung, a stock corporation organized under the laws of the Federal Republic of Germany (“SAP”), filed a quarterly report with Deutsche Boerse AG for the three month period ended March 31, 2003 (the “Quarterly Report”). The Quarterly Report is attached as Exhibit 99.1 hereto and incorporated by reference herein.

Any statements contained in this document that are not historical facts are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. Words such as “anticipate,” “believe,” “estimate,” “expect,” “forecast,” “intend,” “may,” “plan,” “project,” “predict,” “should” and “will” and similar expressions as they relate to SAP are intended to identify such forward-looking statements. SAP undertakes no obligation to publicly update or revise any forward-looking statements. All forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ materially from expectations. The factors that could affect the SAP’s future financial results are discussed more fully in the SAP’s filings with the U.S. Securities and Exchange Commission (the “SEC”), including the SAP’s Annual Report on Form 20-F for 2002 filed with the SEC. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates.

2

EXHIBITS

Exhibit No.	Exhibit

99.1	Quarterly Report dated May 30, 2003

3

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SAP AKTIENGESELLSCHAFT SYSTEME, ANWENDUNGEN, PRODUKTE IN DER DATENVERARBEITUNG (Registrant)

	By:	/s/ Henning Kagermann Name: Prof. Dr. Henning Kagermann Title: CEO

	By:	/s/ Werner Brandt Name: Dr. Werner Brandt Title: CFO
Date: May 30, 2003

4

EXHIBIT INDEX

Exhibit No.	Exhibit

99.1	(i) Quarterly Report dated May 30, 2003

5

Exhibit 99.1

SAP INTERIM REPORT
JANUARY — MARCH 2003

Any statements contained in this document that are not historical facts are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. Words such as “anticipate,” “believe,” “estimate,” “expect,” “forecast,” “intend,” “may,” “plan,” “project,” “predict,” “should” and “will” and similar expressions as they relate to the Company are intended to identify such forward-looking statements. The Company undertakes no obligation to publicly update or revise any forward-looking statements. All forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ materially from expectations. The factors that could affect the Company’s future financial results are discussed more fully in the Company’s filings with the U.S. Securities and Exchange Commission (the “SEC”), including the Company’s Annual Report on Form 20-F for 2002 filed with the SEC. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates.

The quarterly report discloses certain financial measures, such as EBITDA, free cash flow, pro forma operating income, pro forma net income and pro forma EPS that are considered non-GAAP financial measures. The non-GAAP measures included in our quarterly report have been reconciled to the nearest GAAP measure as is now required under new SEC rules regarding the use of non-GAAP financial measures. However these measures should be considered in addition to, and not as a substitute for, or superior to, operating income, cash flows, or other measures of financial performance prepared in accordance with generally accepted accounting principles. The pro forma measures used by us may be different from pro forma measures used by other companies.

Management believes that EBITDA and free cash flow are widely accepted supplemental measures of evaluating operating performance and liquidity among companies. Further Management believes that pro forma operating income, pro forma net income and pro forma EPS provide supplemental meaningful information to the investor to fully assess the financial performance of our core operations. Management excludes stock-based compensation expenses because we have no direct influence over the actual expense of these awards once we enter into stock-based compensation plans. Eliminated expenses in the pro forma measures are defined as follows:

•	Acquisition-related charges include amortization of intangible assets acquired in acquisitions.

•	Impairment-related charges include other than temporary impairment charges on minority equity investments.

•	Stock-based compensation includes expenses for stock-based compensation as defined under US GAAP (STAR and LTI 2000) as well as expenses related to the settlement of stock-based compensation plans in the context of mergers and acquisitions.

In addition, management gives guidance based on non-GAAP financial measures. Management does not provide its guidance on operating margin and earnings per share based on GAAP measures because these measures include expenses like stock based compensation, impairment related charges and acquisition related charges. Management views these expenses as less meaningful to assess the financial performance of our core operations or they are factors outside management’s control dependent on fluctuations in SAP’s share price, or the share price of companies we acquire or in which we invest.

SAP AG ordinary shares are listed on the Frankfurt Stock Exchange as well as a number of other exchanges. In the United States, SAP’s American Depositary Receipts (ADRs), each worth one-fourth of an ordinary share, trade on the New York Stock Exchange under the symbol ‘SAP’. SAP is a component of the DAX, the index of 30 German blue chip companies.

Information on the SAP ordinary shares is available on Bloomberg under the symbol SAP GR, on Reuters under SAPG.F and on Quotron under SAGR.EU. Additional information is available on SAP AG’s home page: www.sap.com.

ECONOMIC SITUATION

Operational Performance For the first quarter of 2003, operating income increased 60% to € 298 million compared to € 186 million for the first quarter of 2002. Pro forma operating income excluding stock-based compensation and acquisition-related charges increased 28% to € 304 million compared to € 238 million last year. The operating margin for the first quarter was up 9 percentage points to 20% compared to the first quarter of last year. The pro forma operating margin, before stock-based compensation and acquisition related charges, was up 6 percentage points to 20% compared to last year.

Software revenues for the first quarter were € 352 million (2002: € 402 million), down 12% from the first quarter of last year. On a constant currency basis, software revenues were down 4% compared to last year.

Based on software revenues, the Company gained additional market share in the first quarter of 2003. On a rolling four quarter basis, the Company’s worldwide share of the market 1) based on software revenues was 54% at the end of the first quarter of 2003 compared to 51% at the end of the fourth quarter of 2002.

Total revenues for the first quarter of 2003 were down 8% to € 1.5 billion (2002: € 1.7 billion). At constant currency rates, however, total revenues for the 2003 first quarter increased by 1% compared to the first quarter of 2002. Product revenues, which include software and maintenance revenues, for the first quarter were € 960 million (2002: € 999 million). Maintenance revenues were € 608 million (2002: € 597 million). Consulting and training revenues were € 476 million (2002: € 539 million) and € 77 million (2002: € 110 million), respectively.

Net income for the first quarter of 2003 was € 186 million (2002: € 65 million), or € 0.60 per share (2002: € 0.21 per share), representing an increase of 186%. Excluding stock-based compensation, acquisition-related charges and impairment-related charges, pro forma net income for the first quarter of 2003 was € 200 million (2002: € 109 million), or € 0.64 per share (2002: € 0.35 per share), representing an increase of 83%.

For the first quarter of 2003, the Company generated € 756 million of free cash flow (defined as operating cash flow less capital expenditures, which were € 37 million for the first quarter), and at March 31, 2003, the Company had € 1.9 billion of liquid assets.

Regional Performance For the first quarter of 2003, revenues in the Europe, Middle East and Africa (EMEA) region decreased 4% to € 854 million (2002: € 886 million). Revenues in Germany decreased 3%. The economic conditions continued to worsen in Europe during the first quarter. Despite the tough European environment, the Company continues to focus on profitability and remains in a strong competitive position in Europe. First quarter 2003 revenues in the Americas region were down 20% to € 468 million (2002: € 587 million). More importantly, however, at constant currency rates, revenues in the Americas were up 1%. The Company once again outperformed its competitors in the North American market, particularly in the U.S., where SAP, with US$76 million (€ 71 million) in software revenues, gained additional market share and remained the number one business software application vendor based on software revenues.2) Revenues in the Asia-Pacific region (APA) for the first quarter of 2003 increased 7% to € 198 million (2002: € 185 million). At constant currency rates, APA revenues increased 20% supported by a strong performance from Japan, where revenues were up 37% at constant currency rates. In Japan, SAP is continuing to see strong interest in its ERP solutions.

KEY FIGURES SAP GROUP

			Change	Change
	Q1 2003	Q1 2002	total	in %

	(In € millions — unaudited)
Total revenue	1,520	1,658	(138)	(8)
License revenue	352	402	(50)	(12)
Income before taxes	311	127	184	145
Net income	186	65	121	186
Number of employees, in FTE (03/31/03 vs. 03/31/02)	28,654	29,156	(502)	(2)

REVENUE BY REGION SAP GROUP

	Revenue	Revenue	Change	Change
	Q1 2003	Q1 2002	total	in %

	(In € millions — unaudited)
Total	1,520	1,658	(138)	(8)
— at constant currency rates				1
EMEA	854	886	(32)	(4)
— at constant currency rates				(3)
Asia Pacific	198	185	13	7
— at constant currency rates				20
Americas	468	587	(119)	(20)
— at constant currency rates				1

1)	Worldwide market share based on software revenues in U.S. dollars of i2 Technologies, Inc., J.D. Edwards & Company, Oracle Corporation, Peoplesoft, Inc. and Siebel Systems, Inc., who SAP considers to be its five largest competitors (for vendors that did not yet announce or pre-announce software revenues, analyst estimates were used).

2)	U.S. market share based on U.S. software revenues in U.S. dollars of i2 Technologies, Inc., J.D. Edwards & Company, Oracle Corporation, Peoplesoft, Inc. and Siebel Systems, Inc., who SAP considers to be its five largest competitors (for vendors that did not yet announce or pre-announce software revenues, analyst estimates were used and for some vendors, U.S. software revenues are estimated).

Software Revenue by Solution For the first quarter of 2003, software revenues related to mySAP Customer Relationship Management (mySAP CRM) reached approximately € 74 million, unchanged from the same period last year (€ 74 million) and represented 21% of total software revenues. mySAP Supply Chain Management (mySAP SCM) related first quarter 2003 software revenues totaled approximately
€ 83 million, up 5% from the first quarter of 2002 (€ 79 million) and represented 24% of total software revenues. These figures include revenues from designated solution contracts, as well as figures from integrated solution contracts, which are allocated based on usage surveys.

Investments Personnel growth in FY 2003 should, just as last year, be strictly controlled and evolve according to business developments. SAP will also base its investments in fixed assets on business developments.

OUTLOOK

While the world economy remains difficult and the geopolitical environment is still unpredictable, SAP has not changed its guidance for 2003. The Company expects to continue to gain market share, and based on modest revenue growth, continued cost containment and customer buying patterns in line with normal business seasonality, the Company continues to expect its 2003 pro forma operating margin, excluding stock-based compensation programs and acquisition-related charges, to increase by around 1 percentage point compared to 2002. Pro forma earnings per share for 2003, excluding stock-based compensation, acquisition-related charges and impairment-related charges are expected to be in the range of € 3.45 per share to € 3.60 per share.

FIRST QUARTER HIGHLIGHTS

Major Contracts in the quarter include Computer Sciences Corporation, Conoco Phillips, and Hasbro in the Americas; Novartis, British Council and Volvo in EMEA; and CitiPower, Shanghai Pudong Development Bank and Daewoo Shipbuilding in APA.

The Company announced the launch of the next Evolutionary step of its Industry-Leanding Integration and Application Platform, SAP Netweaver SAP takes the technology high ground by designing SAP NetWeaver to be fully interoperable with Microsoft. NET and IBM WebSphere (J2EE). The new platform enables organizations to integrate people, information, and business processes across technologies and organizations.

SAP Announced the Enterprise services Architecture (ESA), the blueprint for complete, services-based business solutions, allowing companies to drive additional business value from existing technology investments and enabling, for the first time, enterprise-scale usage of Web services. Going forward, all SAP solutions will be developed using the ESA blueprint, and are expected to set new standards in usability, scalability, adaptability, and extensibility.

SAP announced the launch of the U.S. Version of SAP Business One and that the Tax and Business Services (TBS) unit of American Express will distribute and provide support services for SAP Business One. Together, the two companies will also develop specialized vertical-industry editions of SAP Business One and establish a new distribution and support service model to meet the needs of small and midsize firms.

HEADCOUNT
Number of employees
(In full time equivalents)

			Absolute
	03/31/2003	12/31/2002	change

Research & Development	8,195	7,966	229
Service & Support	12,432	12,753	(321)
Sales & Marketing	5,041	5,067	(26)
General & Administration	2,986	3,011	(25)

SAP Group	28,654	28,797	(143)
EMEA	19,223	19,235	(12)
Americas	6,122	6,311	(189)
Asia Pacific	3,309	3,251	58

CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED INCOME STATEMENTS THREE MONTHS ENDED MARCH 31

			Change
	2003	2002	in %

	(In € millions — unaudited)
Software revenue	352	402	(12)%
Maintenance revenue	608	597	2%
Product revenue	960	999	(4)%
Consulting revenue	476	539	(12)%
Training revenue	77	110	(30)%
Service revenue	553	649	(15)%
Other revenue	7	10	(30)%

Total revenue	1,520	1,658	(8)%
Cost of product	(184)	(221)	(17)%
Cost of service	(433)	(510)	(15)%
Research and development	(218)	(222)	(2)%
Sales and marketing	(307)	(402)	(24)%
General and administration	(74)	(115)	(36)%
Other income/expenses, net	(6)	(2)	200%

Total operating expense	(1,222)	(1,472)	(17)%
Operating income	298	186	60%
Other non-operating income/expenses, net	10	0	n/a
Financial income, net	3	(59)	(105)%

Income before income taxes	311	127	145%
Income taxes	(123)	(60)	105%
Minority interest	(2)	(2)	0%

Net income	186	65	186%
Basic earnings per share (in €)	0.60	0.21	186%

CONSOLIDATED BALANCE SHEETS

			Change
	03/31/2003	12/31/2002	in %

	(In € millions — unaudited)
ASSETS
Intangible assets	432	441	(2)%
Property, plant and equipment	1,019	1,034	(1)%
Financial assets	166	164	1%

Fixed assets	1,617	1,639	(1)%

Accounts receivables	1,767	1,967	(10)%
Inventories and other assets	309	275	12%
Liquid assets/marketable securities	1,886	1,239	52%

Non fixed assets	3,962	3,481	14%
Deferred taxes	320	402	(20)%
Prepaid expenses	151	88	72%

Total assets	6,050	5,610	8%

SHAREHOLDERS’ EQUITY AND LIABILITIES
Shareholders’ equity	2,960	2,872	3%
Minority interest	53	56	(5)%
Reserves and accrued liabilities	1,256	1,562	(20)%
Other liabilities	667	758	(12)%
Deferred income	1,114	362	208%

Total shareholders’ equity and liabilities	6,050	5,610	8%

Days sales outstanding	84	87

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

					Other
	Subscribed	Treasury	Additional	Retained	comprehensive
	capital	stock	paid-in capital	earnings	income	Total equity

	(In € millions — unaudited)
01/01/2002	315	(94)	163	2,547	179	3,110

Net income				65		65
Currency translation adjustment					16	16
Unrealized gains on marketable securities					7	7
Unrealized losses on cash-flow-hedges					(1)	(1)
Stock-based compensation programs			43			43

03/31/2002	315	(94)	206	2,612	201	3,240

01/01/2003	315	(373)	185	2,871	(126)	2,872

Net income				186		186
Buyback treasury stock		(71)				(71)
Currency translation adjustment					(35)	(35)
Unrealized gains on marketable securities					7	7
Unrealized losses on cash-flow-hedges					1	1
Stock-based compensation programs			(1)			(1)
Convertible bonds & stock-options exercised			1			1
Other changes			(1)		1	0

03/31/2003	315	(444)	184	3,057	(152)	2,960

CONSOLIDATED STATEMENT OF CASH FLOWS THREE MONTHS ENDED MARCH 31

	2003	2002

	(In € millions — unaudited)
Net income	186	65
Minority interest	2	2

Income from operations	188	67
Depreciation and amortization	50	54
Gains/Losses on disposal of property, plant and equipment and marketable equity securities, net	0	(1)
Losses from equity investments, net	0	55
Write-downs of financial assets, net	9	12
Impacts of hedging	1	(3)
Change in accounts receivable and other assets	181	(24)
Change in deferred stock compensation	(1)	40
Change in reserves and liabilities	(331)	(455)
Change in deferred taxes	12	8
Change in other current assets	(69)	(33)
Change in deferred income	753	826

Net cash provided by operating activities	793	546
Purchase of intangible assets and property, plant and equipment	(49)	(58)
Purchase of financial assets	(8)	(21)
Change in the scope of consolidation	0	1
Proceeds from disposal of fixed assets	6	3
Change in liquid assets (maturities greater than 90 days) and marketable securities	(410)	(23)	1)

Net cash used in investing activities	(461)	(98)
Purchase of treasury stock	(71)	0
Impacts of convertible bonds, net	1	3
Other changes to additional paid-in-capital	(1)	1
Proceeds from/repayments of line of credit and long-term debt	4	(325)
Effect of 2003 STAR-hedge	(9)	0

Net cash used in financing activities	(76)	(321)
Effect of foreign exchange rates on cash	(19)	4

Net change in cash and cash equivalents	237	131	1)

Cash and cash equivalents at the beginning of the period	1,122	755	1)

Cash and cash equivalents at the end of the period	1,359	886	1)

1)	adjusted for restricted cash

ADDITIONAL INFORMATION THREE MONTHS ENDED MARCH 31

			Change, net of
			treasury shares
	2003	2002	in %

	(In € millions — unaudited)
Operating Income	298	186	60%
Depreciation & Amortization	50	54	(7)%
EBITDA	348	240	45%
As a % of sales	23%	14%

Operating income	298	186	60%
LTI 2000 / STAR	(1)	40	(103)%
Settlement of stock-based compensation programs	1	5	(80)%
Total stock-based compensation	0	45	(100)%
Acquisition related charges	6	7	(14)%
Pro forma operating income excluding stock-based compensation and acquisition-related charges	304	238	28%
As a % of sales	20%	14%

Financial income	3	(59)	(105)%
— thereof impairment-related charges	(10)	(12)	(17)%

Income before taxes	311	127	145%
Income taxes	123	60	105%
Effective tax rate	40%	47%

Net income	186	65	187%
Stock-based compensation, net of tax	0	29	(100)%
Acquisition-related charges, net of tax	4	4	0%
Impairment-related charges, net of tax	10	11	(9)%
Pro forma net income excluding stock-based compensation, acquisition-related charges, and impairment-related charges	200	109	83%

Earnings per share (in €)	0.60	0.21	186%
Stock-based compensation	0.00	0.09	(100)%
Acquisition-related charges	0.01	0.01	0%
Impairment-related charges	0.03	0.04	(25)%
Pro forma EPS excluding stock-based compensation, acquisition-related charges, and impairment-related charges (in €)	0,64	0,35	83%
Weighted average shares outstanding, net of treasury shares (in thousands)	311,119	314,329	(1)%

General The consolidated financial statements of the SAP Aktiengesellschaft Systeme, Anwendungen, Produkte in der Datenverarbeitung (“SAP AG”), together with its subsidiaries (collectively, “SAP,” the “Group”, or the “Company”), have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The quarterly financial statements comprise an abbreviated profit and loss statement, balance sheet, cash flow statement and development of equity statement. The interim financial statements as per March 31, 2003 were prepared in accordance with the same accounting and measurement principles as those applied in the consolidated financial statements as per December 31, 2002, outlined in detail in the notes to those financial statements. For further information, refer to the Company’s Annual Report on Form 20-F for 2002 filed with the SEC.

CONDENSED NOTES TO CONSOLIDATED INCOME STATEMENTS AND BALANCE SHEETS — UNAUDITED

Scope of Consolidation The following table summarizes the change in the number of companies included in the consolidated financial statements:

Number of Companies Consolidated in the Financial Statements

	German	Foreign	Total

12/31/2002	18	73	91

Additions	—	1	1
Disposals	—	—	—

03/31/2003	18	74	92

Six companies, in which SAP directly holds between 20% and 50% of the voting rights or has the ability to exercise significant influence over the operating and financial policies (“associated companies”), are accounted for using the equity method.

The impact of changes in the scope of companies included in the consolidated financial statements during the first quarter of 2003 has an immaterial effect on the comparability of the consolidated financial statements presented.

Stock-based compensation SFAS 123 requires disclosure of pro forma information regarding net income and earnings per share as if the Company had accounted for its stock-based awards granted to employees using the fair value method. The fair value of the Company’s stock-based awards was estimated as of the date of grant using the Black-Scholes option-pricing model.

The fair value of the Company’s stock-based awards granted in the first Quarter of 2003 under SAP SOP 2002 amounts to € 32 per option and was calculated using the following weighted average assumptions:

Expected life (in years)	2,5
Risk free interest rate	2,6%
Expected volatility	68%
Expected dividends	0.73%

The following table illustrates the effect on net income if the fair-value-based method had been applied to all outstanding and unvested awards in each period.

Net Income

	Q1 2003	Q1 2002
	In € millions	In € millions

As reported	186	65
Add: Expense for stock-based compensation, net of tax according to APB 25	(1)	25
Minus: Expense for stock-based compensation, net of tax according to FAS 123	39	34

Pro forma	146	56

Earnings per Share

	Q1 2003	Q1 2002
	€	€

Basic — as reported	0.60	0.21
Diluted — as reported	0.60	0.21
Basic — pro forma	0.47	0.18
Diluted — pro forma	0.47	0.18

Convertible bonds and stock options granted to employees under SAP’s stock-based compensation programs are included in the diluted earnings per share calculations to the extent they have a dilutive effect. The dilutive impact is calculated using the treasury stock method. The number of outstanding awards as of March 31, 2003 amounts to approximately 14.5 million. For further information to our stock-based compensation plans we refer to our annual report 2002 on Form 20-F filed with the SEC.

Subscribed Capital At March 31, 2003, SAP AG had 314,981,057 no-par ordinary shares issued with a calculated nominal value of € 1 per share.

The number of ordinary shares increased by 18,451 (corresponding to € 18,451) resulting from the exercise of stock options granted under the LTI 2000 Plan.

Treasury Stock As of March 31, 2003, SAP had acquired 4, 405 thousand of its own shares, representing € 4,405 thousand or 1.4% of capital stock. In the first quarter of 2003 889 thousand shares in aggregate were acquired under the buyback program at an average price of approximately € 79.49 per share, representing € 889 thousand or 0.3% of capital stock. Although treasury stock is legally considered to be outstanding, SAP has no dividend or voting rights associated with treasury stock.

In order to settle stock options granted under the LTI 2000 Plan, SAP acquired an additional 27 thousand of its own shares in the first quarter of 2003, representing 0.01% of the total shares outstanding at March 31, 2003, at an average market price of € 71.46 per share. Such shares were transferred to employees during the year at an average price of € 55.97 per share.

In the first quarter of 2003, SAP AG acquired an additional 56 thousand of its own ordinary shares, representing 0.02% of the total shares outstanding at March 31, 2003, at an average market price of € 80.15 per share in conjunction with its employee discounted stock purchase programs. Such shares were transferred to employees during the year at an average price of € 69.08 per share.

Certain of SAP AG’s foreign subsidiaries purchased an additional 171 thousand ADRs (each ADR represents one-fourth of an ordinary share), at an average price of US$21 per ADR. Such ADRs were distributed to employees during the year at an average price of US$17.72 per ADR by an administrator. The Company held no ADRs at March 31, 2003.

Deferred Income The increase of deferred income is primarily due to maintenance prepayments. Amounts will be recognized as maintenance revenue over time and therefore the item deferred income generally shows a much lower amount at the end of the year.

Segment Information The segment information for the first quarter of 2003 and 2002 is as following:

Q1 2003

	Product	Consulting	Training	Total

	(In € millions)
External revenue	967	461	82	1,510
Internal revenue	101	104	15	220

Total revenue	1,068	565	97	1,730

Segment expenses	(520)	(476)	(74)	(1,070)

Segment contribution	548	89	23	660

Segment profitability	51.4%	15.8%	23.0%

Q1 2002

	Product	Consulting	Training	Total

	(In € millions)
External revenue	1,016	521	114	1,651
Internal revenue	99	110	21	230

Total revenue	1,115	631	135	1,881

Segment expenses	(618)	(533)	(96)	(1,247)

Segment contribution	497	98	39	634

Segment profitability	44.5%	15.6%	29.1%

The following table presents a reconciliation of total segment revenues to total consolidated revenues as reported in the consolidated statements of income:

	Q1 2003	Q1 2002

	(In € millions)
Total revenue for reportable segments	1,730	1,881
Elimination of internal revenues	(220)	(230)
Other external revenues	10	7

	1,520	1,658

The following table presents a reconciliation of total segment contribution to income before income taxes as reported in the consolidated statements of income:

	Q1 2003	Q1 2002

	(In € millions}
Total contribution for reportable segments	660	634
Contribution from activities outside the reportable segments	(362)	(402)
Stock based compensation expenses	0	(45)
Other differences	(1)	(1)

Operating income	298	186

Other non-operating income/expenses, net	10	0
Finance income, net

Income before income taxes	311	127

Geographic Information: The following tables present a summary of operations by geographic region. The following amounts are based on consolidated data. Therefore, the total of each of the following categories reconciles to the consolidated financial statements.

Sales

	Q1 2003	Q1 2002

	(In € (000))
Germany	363	376
Rest of EMEA1)	491	510

Total EMEA	854	886

United States	375	467
Rest of America	93	120

Total America	468	587

Japan	111	89
Rest of Asia-Pacific	87	96

Asia-Pacific	198	185

	1,520	1,658

Income before Income Tax

	Q1 2003	Q1 2002

	(In € (000))
Germany	235	71
Rest of EMEA1)	50	38

Total EMEA	285	109

United States	12	(8)
Rest of America	4	6

Total America	16	(2)

Japan	12	13
Rest of Asia-Pacific	(2)	7

Asia-Pacific	10	20

	311	127

Employees

	03/31/2003	03/31/2002

Germany	12,562	12,482
Rest of EMEA1)	6,660	6,692

Total EMEA	19,222	19,174

United States	4,699	5,251
Rest of America	1,423	1,511

Total America	6,122	6,762

Japan	1,248	1,150
Rest of Asia-Pacific	2,061	2,070

Asia-Pacific	3,309	3,220

	28,653	29,156

1)	Europe/Middle East/Africa

FINANCIAL CALENDAR 2003

July 17	Preliminary figures for Q2 2002 Press, analyst, and telephone conference New York, USA
October 16	Preliminary figures for Q3 2002

FINANCIAL CALENDAR 2004

January 22	Preliminary figures for fiscal 2003 Press, analyst, and telephone conference in Frankfurt, Germany
May 6	Annual General Meeting in Mannheim, Germany
May 7	Dividend payment

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